                                                               EXHIBIT 13

STANHOME INC.
                                                                      Percentage
                                                                       Increase
FINANCIAL HIGHLIGHTS                               1994       1995    (Decrease)
 (In millions, except per share amounts)
Net sales                                          $790       $830         5%
Operating profit                                     81         86         7%
Net income before taxes                              81         76        (5%)
Net income after taxes                               44         42        (5%)
Working capital                                     102        100        (2%)
Total assets                                        512        534         4%
Shareholders' equity                                269        267        (1%)
Return on average shareholders' equity              17%        16%
Per share data:
 Net income fully diluted                         $2.25      $2.22        (1%)
 Dividends declared                               $1.03      $1.06         3%
 Shareholders' equity at December 31             $14.07     $14.55         3%
Average number of shares fully diluted            19.54      18.90        (3%)
Number of shares outstanding at December 31       19.15      18.33        (4%)

     SALES
In Million Dollars
(Graphic Material Omitted)
Year  1991               710
      1992               744
      1993               751
      1994               790
      1995               830

     OPERATING PROFIT
    In Million Dollars
(Graphic Material Omitted)
Year  1991                79
      1992                83
      1993                66
      1994                81
      1995                86

     EARNINGS PER SHARE
FULLY DILUTED NET INCOME
       In Dollars
(Graphic Material Omitted)
Year  1991               2.21
      1992               2.32
      1993               1.67
      1994               2.25
      1995               2.22

     RETURN ON EQUITY
         Percent
(Graphic Material Omitted)
Year  1991              20%
      1992              19%
      1993              13%
      1994              17%
      1995              16%

Stock Market, Dividend and Shareholder Information
               1994
                               Market Price
                               ------------
Quarter        Dividend        High     Low
-------------------------------------------
First            $.25         $37.00  $31.75
Second            .25          35.88   32.38
Third             .265         35.88   31.88
Fourth            .265         34.63   28.75

               1995
                               Market Price
                               ------------
Quarter        Dividend        High     Low
-------------------------------------------
First            $.265        $31.50  $26.88
Second            .265         33.00   27.13
Third             .265         33.38   30.38
Fourth            .265         32.38   28.50

     Stanhome's Common Stock is traded on the New York and Pacific stock exchanges (Symbol: STH). The table shows, for the indicated periods, dividends paid and the high and low price range. (Source: New York Stock Exchange Composite Tape.) As of December 31, 1995, there were 3,527 record holders of the Common Stock.

Management's Discussion And Analysis Of Financial Condition
And Results Of Operations
Stanhome Inc.

     The following discussion gives more depth on Stanhome's financial condition and results of operations. You will probably find it helpful to have first read the financial statements, accompanying notes and the financial highlights of recent years.


Segment Sales and Operating Profit
----------------------------------
Giftware
--------
1995 Compared with 1994
-----------------------
     Giftware Group sales increased 18% in 1995 due to new businesses acquired in the fourth quarter 1994 and to continued unit volume growth from the Precious Moments line in North America and the Cherished Teddies line internationally. The new businesses accounted for 1% of the fourth quarter 2% increase in sales and 8% of the full year 18% increase in sales. The Precious Moments line represented 44.3% of 1995 sales compared to 44.8% in 1994 and the Cherished Teddies line represented 14.4% of 1995 sales compared to 14.8% in 1994. Sales for 1995 in North America benefited from an expansion of the Company's program of extended accounts receivable terms. This facilitated the shipment of orders for available goods sooner in 1995 versus 1994. The increased accounts receivable are not expected to have a material impact on bad debts. Principally reflecting the impact of earlier shipments in 1995, and an increase in order frequencies for collectible lines, the Group's backlog of orders as of year-end 1995 was down approximately 16% or $15 million compared to 1994. International results increased and, including new businesses, international sales represented 17% of 1995 sales compared to 12% in 1994. Total Group operating profit increased for 1995 led by North America and benefited from a lower percentage of selling, general and administrative expenses (32.1% in 1995 versus 32.6% in 1994) principally due to the favorable impact of the sales increase on fixed costs. Total Group cost of sales in 1995 increased to 52.1% of sales versus 51.9% in 1994 due principally to product mix. The increased operating margins were partially reduced by low margins from the new businesses. The fourth quarter Giftware percentage increase in sales and operating profit was less than the nine months year-to-date due to seasonality, timing of delivery of products from the Far East and weaker general business conditions.

1994 Compared with 1993
-----------------------
     Giftware Group sales increased 14% in 1994 due to acquisitions of new businesses and continued unit volume growth from the Precious Moments and Cherished Teddies collectible lines. Sales recorded from new businesses acquired during 1994 were $9 million. The total 1994 annual sales of the new businesses acquired were $46 million. The Precious Moments line represented 45% of 1994 sales compared to 46% in 1993 and the Cherished Teddies line represented 15% of sales in 1994 compared to 11% in 1993. International operations represented 12% of sales in 1994 and 1993. Excluding the new acquisitions, international sales declined due to significantly lower sales from Australia. The Australian company was sold to a distributor in April 1994, and the close-out costs were provided for in the 1993 restructuring. In 1994, the Australian company recorded $.3 million in sales and no loss compared to sales of $2.5 million and an operating loss of $1.1 million in 1993. Excluding Australia and the new acquisitions, international sales and operating profit increased. Total Group operating profit increased for 1994 led by the United States and benefited from a lower percentage of selling, general and administrative expenses principally due to the favorable impact of the sales increase on fixed costs combined with the benefits from the 1993 restructuring. The total benefits from the restructuring for 1994 improved operating profit by approximately $2.2 million and the 1995 benefit was approximately $.8 million. The impact of the new acquisitions during the 1994 fourth quarter reduced total operating profit due principally to the cost to move and assimilate the Otagiri business into the Enesco U.S. operations and the start-up costs to develop a separate sales force and marketing effort for the new International Collections Division which will sell and market the new acquisition lines in the U.S. These costs were the primary reason that 1994 fourth quarter operating profit increased at a lower rate than sales.


Direct Response
---------------
1995 Compared with 1994
-----------------------
     Direct Response Group sales increased 11% in very competitive market conditions due principally to increased product offerings. International sales and operating losses increased and international sales represented 10% of total sales. Doll sales accounted for 30% of 1995 sales compared to 31% in 1994, while plate sales accounted for 40% of sales in 1995 compared to 51% in 1994. All other categories of sales, which are primarily figurines, increased to 30% of sales in 1995 compared to 18% in 1994. The Precious Moments line represented 11.6% of 1995 sales compared to 5.8% in 1994 and the Cherished Teddies line represented 11.7% of 1995 sales compared to 6.2% in 1994. Market conditions for the direct response businesses for the Company's products continue to be soft and very competitive with many product offerings with a lower success rate and ads going against weakness in consumer spending. Total Group cost of sales increased to 32.6% of sales in 1995 compared to 30.8% in 1994 principally due to the costs associated with lower success rates for product offerings. Selling, general and administrative expenses increased to 68.8% of sales in 1995 compared to 63.2% in 1994, reflecting the market conditions. Advertising expense increased to 53% of sales in 1995 compared to 49% in 1994 due to reduced response rates to ads, a significantly lower success rate for product introductions which have increased over 1994, and a resistance by customers to higher prices. Additionally, product returns and bad debts on installment billing programs have increased. Reflecting these poor market conditions combined with expense increases in postage, paper and advertising rates, and the cost to replace some members of the key management team, the Group recorded an operating loss for the year.

1994 Compared with 1993
-----------------------
     Direct Response Group sales increased 4% in very competitive market conditions due principally to unit volume increases in plates and figurines. Doll sales decreased to 31% of sales in 1994 compared to 38% in 1993. International sales decreased and operating losses increased. International sales accounted for 9% of sales in 1994 compared to 10% in 1993. Total operating profit benefited from a 1% decrease in cost of sales due to sales mix. Selling, general and administrative expenses increased to 63% of sales in 1994 compared to 60% in 1993 due to higher advertising expenses. Advertising expense increased to 49% of sales versus 46% in 1993 due to lower sales response rates in 1994 reflecting the very competitive market conditions. Higher advertising expense was also the cause for the operating margin decline for the fourth quarter.

     In the United States, sales taxes are only collected in those states where Hamilton has a physical presence. Following a U.S. Supreme Court decision supporting this principle, several states have increased efforts to collect sales tax from their residents on out-of-state mail order purchases and legislation has been introduced in the U.S. Senate to override the Supreme Court's decision on this issue. If Hamilton had to collect sales taxes in all states, it would result in increased administrative cost of doing business.


Direct Selling
--------------
1995 Compared with 1994
-----------------------
     Comparable Direct Selling results for the fourth quarter and year excluding the United States and Puerto Rico operations, which in 1995 have been licensed to a third party, are as follows (in thousands):

                           Fourth Quarter w/o U.S. and Puerto Rico
                           ---------------------------------------
                                 1995       1994    % Change
                                 ----       ----    --------
      Sales                    $ 58,841   $ 63,700     ( 8)
      Operating Profit            7,932      8,558     ( 7)

                             Total Year w/o U.S. and Puerto Rico
                             -----------------------------------
                                 1995       1994    % Change
                                 ----       ----    --------
      Sales                    $192,429   $204,462     ( 6)
      Operating Profit           21,006     24,032     (13)

     The comparable 1995 operating margins decreased .9% versus 1994 primarily from a higher percentage of selling, general and administrative expenses, due to the impact of lower sales on fixed costs. The comparable cost of sales was 27.1% in 1995 versus 27.0% in 1994.

     European sales decreased 5% for the fourth quarter and l% for the year due to local currency declines, and represented 89% of total 1995 Direct Selling sales. European operating profit due to higher selling, general and administrative expenses decreased 8% for the year and represented 91% of total Direct Selling operating profit for 1995. Lower sales and margins from Italy, the Group's largest operation, was principally the cause of the lower total results. Results from Italy for the past several years have been on a downward trend. A principal cause has been the unfavorable impact on the activity of the Italian independent Dealers of the previously reported tax assessments made against them and resulting tax litigation with the Italian government, and a higher tax burden in general. This tax burden and anticipated new social benefit taxes effective for 1996 are expected to continue to unfavorably impact the Company's independent Dealer force and its ability to recruit and retain Dealers. European local currency sales and operating profit translated at 1994 average exchange rates would have resulted in a 6% sales decrease and an 11% operating profit decrease. Sales for the Mexican and Venezuelan group decreased 30% for the quarter and 33% for the year. Operating profit for this Group decreased 42% for the quarter and 51% for the year. The decreases were primarily due to the Mexican Peso devaluations during 1995, the Venezuelan Bolivar devaluation in December 1995, and the resulting unfavorable local economic impacts. The United States and Puerto Rico direct selling operations in 1995 have been licensed to a third party. The assets of these businesses remaining to be disposed, not transferred to that third party, have been and continue to be disposed. As of December 31, 1995, these assets amounted to $2.0 million in inventories and $l.0 million of net property, plant and equipment.

1994 Compared with 1993
-----------------------
     Direct Selling Group sales for 1994 decreased 6% due to closed operations from the restructuring program, sluggish European economies, unfavorable foreign currency translation rates, and lower sales in the United States. Excluding the 1993 restructuring of $13 million, operating profit decreased 11% due to the lower sales and higher selling and marketing expenses that did not generate the expected sales results. Higher selling and marketing expenses were also the cause of the operating profit margin decline during the fourth quarter. Total year sales of operations that have been discontinued as a result of the restructuring program were $.9 million in 1994 and $5 million in 1993, and there were minor operating losses in 1994 compared to an operating loss in 1993 of $1.8 million. In addition, the restructuring program has resulted in cost reductions of approximately $4.4 million in 1994 compared to 1993, and the 1995 benefit was approximately $.8 million.

     European Direct Selling sales, which represented 72% of the total Group 1994 sales, decreased 4% due to local currency declines, unfavorable currency translation rates in 1994 compared to 1993, and discontinued operations in Germany and Portugal which had 1993 sales of $1.1 million and operating losses of $.9 million. Excluding the 1993 restructuring, operating profit decreased 4%. European local currency 1994 sales and operating profit translated at 1993 average exchange rates would have resulted in a 3% sales and operating profit decrease. Excluding the restructuring impact for 1993 and 1994, the operating profit percentage decline exceeded the sales decline due to significantly higher levels of spending that did not generate the expected sales results. The Company has previously reported that its Italian subsidiary, Stanhome S.p.A., has been assisting its independent Dealers in the defense of personal tax assessments made against them in connection with the distribution of hostess gifts as part of the Stanhome Party Plan System, by paying legal expenses, advancing amounts for tax deposits, or making settlement payments where this is more cost effective than potential litigation costs, so as to protect its Dealer force and its ability to recruit and retain future Dealers. These payments have not been material. Stanhome S.p.A. has received, during 1994, a favorable ruling from the Italian government regarding certain tax consequences of the distribution of the hostess gifts. This ruling should lead to a favorable resolution of the ongoing Dealer tax litigation concerning these assessments. To the extent necessary, the Italian subsidiary will continue to assist Dealers in the defense of these assessments.

     Latin American sales and operating profit increased due to unit volume increases despite the maxi devaluations in Mexico and Venezuela during 1994. Latin American sales and operating profit in 1994 represented 14% of Group sales and 19% of operating profit.

     Sales in 1994 for U.S. Direct Selling decreased 10% and the operating loss increased to over $3 million, despite cost reductions resulting from the restructuring program. Significantly higher spending did not generate sales increases. Due to the disappointing results despite vigorous efforts to turn the U.S. business around, the U.S. Direct Selling business, including Puerto Rico, was closed in 1995 and the Stanley Home Products brand name was licensed in the United States, Puerto Rico and Canada. Sales and operating losses for the business in 1994 were $36 million and $3.5 million, respectively. The severance and other exit costs approximated $6 million, and are being offset by gains on the sale of assets of the business.

     UNALLOCATED EXPENSES decreased compared to 1994 principally due to a 1994 $3.5 million charge for contract obligations for officers leaving the Company. However, compensation, benefits and general expenses have increased consistent with the Company's programs. Unallocated expenses are corporate expenses and other items not related to the operations of the Groups.


Interest Expense and Other Income, Net
--------------------------------------
     Net interest expense in 1995 increased due to higher borrowing levels principally for the 1994 acquisitions and the stock buyback program. Other assets amortization of goodwill increased due to the impact from the 1994 acquisitions. The amortization for Giftware in 1995 was $3.5 million compared to $2.1 million in 1994 and the amortization for Direct Response was $.7 million in 1995 and $.7 million in 1994.

     Interest expense in 1994 increased for the fourth quarter and year due to international borrowings for acquisitions during the fourth quarter. Interest income decreased in 1994 due to lower levels of investments. Other income, net for 1994 included gains on the sale of assets principally from the sales of the Company's Direct Selling Zanesville, Ohio Customer Care Center in the first quarter and Puerto Rico Distribution Center in the third quarter. The amortization of goodwill increased due to the impact from the fourth quarter acquisitions.


Income Taxes
------------
     The effective tax rate for 1995 of 45% was the same as 1994 despite international rate increases and higher non deductible goodwill amortization in 1995. This was due principally to earnings mix with a lower ratio of foreign income to United States income, which has a lower rate. The effective tax rate for 1994 was lower than 1993, excluding the impact of the restructuring charge, due to a favorable earnings mix with a lower ratio of foreign income to United States income, which has a lower rate.

     The effective tax rate for 1993 increased to 50% due to the impact of the restructuring charge. The tax benefit of $5.5 million, or 32% of the $17 million restructuring charge, was limited by the inability to fully receive tax benefits for all of the charges in certain international locations. Excluding the restructuring charge, the effective tax rate was 46%, the same as 1992. Increased statutory rates in 1993 for the United States and international were offset by a favorable earnings mix with a higher ratio of United States income which has a lower rate.


Inflation, Changing Prices and Economic Conditions
--------------------------------------------------
     Although the Company's operations are affected by general economic trends, inflation and changing prices did not have a material impact on 1995 and 1994 results compared to prior years for operations in Europe and North America. Operations in Venezuela and Mexico have experienced highly inflationary economies with rapidly changing prices in local currencies.
These conditions, with the resulting adverse impact on local economies, have made it difficult for operations in these locations to achieve adequate operating margins. In addition, the strengthening of the dollar versus Latin American currencies has resulted in lower U.S. dollar results for these operations. European operations were favorably impacted by translation rates in total for 1995. European operations were not significantly impacted by translation rates in 1994 compared to 1993. The value of the U.S. dollar versus international currencies where the Company conducts business will continue to impact the future results of these businesses. In addition to the currency risks, the Company's international operations, including sources of imported products, are subject to the risks of doing business abroad including import or export restrictions and changes in economic and political climates. The fluctuations in net sales and operating profit margins from quarter to quarter are partially due to the seasonal characteristics of the Company's business segments.


Financial Condition
-------------------
     The Company has historically satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest during the third quarter and lowest at the beginning of the first quarter.

     The major sources of funds from operating activities were from net income, depreciation, and amortization. The major uses were increased accounts receivable which increased 13% due to higher sales volumes and marketing programs including the expansion of the Company's Giftware program of extended accounts receivable terms and a higher level of Direct Response products sold on credit. The allowance for losses on accounts receivable increased in 1995 reflecting higher provisions for bad debts and returns on the increased accounts receivable. The allowance for losses on accounts receivable decreased in 1994 primarily due to the deletion of non-paying accounts sooner in 1994 compared to 1993. Extended credit terms to customers has been a very effective means to improve service and increase sales and profits and will continue to be utilized in the future. Inventories decreased in 1995 due to lower levels of remaining inventory for the United States Direct Selling business which was licensed to a third party in 1995. The remaining inventory of approximately $2.0 million, net will be sold in 1996. Inventories increased 22% in 1994 due to the inventories of businesses acquired, to support the higher level of sales, product mix in Giftware and lower than expected sales from Direct Selling. Prepaid expenses in 1995 were at the same level as 1994 which reflected product mix and the slower growth rate in the Direct Response business. Prepaid expense increased 30% in 1994 due to higher advertising in support of sales growth for the Direct Response Group. The increase in other assets in 1995 reflects higher levels of funded retirement benefits. Long-term liabilities increased due to higher provisions for retirement benefits. Total current liabilities excluding short-term debt decreased 8% compared to 1994 due to the payment of severance and termination benefits, lower liabilities from the U.S. and Puerto Rico businesses, and timing differences of payments, principally taxes, versus 1994. Total current liabilities excluding short-term debt increased 17% in 1994 due principally to the liabilities of the businesses acquired, higher level of sales, and timing difference of payments versus 1993.

     The major uses of cash in investing activities for 1995 were for capital expenditures and payments related to the 1994 acquisition liabilities. The major use of cash in investing activities for 1994 was for the acquisition of businesses which included $9.5 million for the final earn out payment for The Hamilton Group Limited, Inc. All of the acquisitions were accounted for using the purchase method. The allocation to goodwill in 1994 from acquisitions was $63 million and is being amortized on a straight-line basis over forty years.

The assets of the three businesses acquired were accounts receivable $10.7 million, inventories $6.2 million, property, plant and equipment $4.8 million and other $.4 million. The sources of funds for all expenditures were from cash and investments, and short-term loans. Capital expenditures of $19 million are planned for 1996. The Company has an acquisition program and may utilize funds for this purpose in the future. Proceeds from the sales of property, plant and equipment were primarily from sales in the United States of assets of businesses licensed to a third party in 1995. As of December 31, 1995, three distribution facilities, with a net book value of $1.0 million, remained to be sold in the United States. Marketable securities have principally consisted of Italian treasury bills and commercial paper. The Italian subsidiary invests excess cash in short-term investments which change from time to time based on availability and rates. The level of changes of marketable securities among the years principally represents investment alternatives versus certificates of deposit and time deposits.

     The major use of cash in financing activities was for dividends to shareholders and purchases of common stock. Purchases of common stock included shares repurchased by the Company and shares received from optionees to pay for the exercise price of options. Note 4 to the Financial Statements provides a detailed summary of treasury stock activity. The Company has an authorized program to purchase shares of common stock for the Company treasury from time to time in the open market, depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 1995, 1.3 million shares remained available for purchase under the program. The Company's earnings, cash flow, and available debt capacity have made and make stock repurchases, in the Company's view, one of its best investment alternatives. A major source of funds from financing activities continued to be from the exercise of stock options. Total stock options outstanding at the exercise price amounted to $80 million at December 31, 1995 and the Company could receive these funds in the future if the options are exercised.

     Annually, the Company makes provisions to record its obligation to pay, in the future, insurance premiums for postretirement benefits to eligible employees, and severance allowances to eligible employees of certain foreign subsidiaries upon their voluntary or involuntary separation. These obligations are not funded because there is not a financial benefit to fund them.

     In August 1995 the Company entered into a five year $200 million multicurrency revolving credit agreement with various banks which can be used for working capital, investing and financing activities. The agreement has an annual facility and agency fee as well as a margin supplement for Eurocurrency rate loans where more than one third of the commitment is utilized. The agreement contains financial covenants that include requirements, as defined, for minimum net worth, interest coverage and maximum borrowings. None of these covenants is expected to have an adverse effect on the Company's ability to operate in the future. The Company currently believes that funds from operations and available financing alternatives are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other needs. No liquidity problems are anticipated.

     Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity. International currency fluctuations of $.3 million for 1995 reduced the cumulative translation component which reduced the shareholders' equity decrease in 1995. The translation adjustments to the December 31, 1995 balance sheet that produced the 1995 change in the cumulative translation component of shareholders' equity were an increase in working capital by $.4 million; an increase in net property, plant and equipment and other assets by $.2 million; and in long-term liabilities by $.3 million. The Company depends upon its international operations to pay dividends and to make other payments to the Company. The Company's international operations are subject to the risks of doing business abroad including currency, economic and political.

Quarterly results (unaudited):
------------------------------
(In thousands, except per share amounts)
Stanhome Inc.

     The following table sets forth information with respect to the consolidated quarterly results of operations for 1995, 1994 and 1993. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.


                                          For the Three Months Ended
                                ---------------------------------------------
                                March 31,   June 30,     Sept. 30,   Dec. 3l,
                                  1995        1995         1995        1995
                                --------    --------     --------    --------
Net sales...................    $184,869    $209,490     $205,706    $230,124
Cost of sales...............      77,426      88,568       92,268      95,622
                                --------    --------     --------    --------
Gross profit................     107,443     120,922      113,438     134,502
Selling, general and
  administrative expense....      93,673      97,920       90,038     108,178
                                --------    --------     --------    --------
Operating profit............    $ 13,770    $ 23,002     $ 23,400    $ 26,324
                                ========    ========     ========    ========
Net income..................    $  6,450    $ 11,169     $ 11,868    $ 12,413
                                ========    ========     ========    ========
Earnings per common share:
  Primary and fully diluted.    $    .34    $    .59     $    .63    $    .67
                                ========    ========     ========    ========

                                         For the Three Months Ended
                                ---------------------------------------------
                                 March 31,   June 30,    Sept. 30,   Dec. 3l,
                                   1994        1994        1994        1994
                                 --------    --------    --------    --------
Net sales...................     $171,769    $188,592    $193,255    $236,560
Cost of sales...............       69,806      74,486      85,032      95,664
                                 --------    --------    --------    --------
Gross profit................      101,963     114,106     108,223     140,896
Selling, general and
  administrative expense....       86,983      93,272      86,245     118,136
                                 --------    --------    --------    --------
Operating profit............     $ 14,980    $ 20,834    $ 21,978    $ 22,760
                                 ========    ========    ========    ========
Net income..................     $  8,133    $ 11,608    $ 13,117    $ 11,198
                                 ========    ========    ========    ========
Earnings per common share:
  Primary and fully diluted.     $    .41    $    .59    $    .67    $    .58
                                 ========    ========    ========    ========

                                         For the Three Months Ended
                                ---------------------------------------------
                                 March 31,   June 30,    Sept. 30,   Dec. 3l,
                                   1993        1993        1993        1993
                                 --------    --------    --------    --------
Net sales...................     $164,490    $187,236    $182,481    $216,456
Cost of sales...............       65,200      72,871      77,698      88,891
                                 --------    --------    --------    --------
Gross profit................       99,290     114,365     104,783     127,565
Selling, general and
  administrative expense....       87,407      95,646      83,354      97,044
Restructuring...............            -      17,000           -           -
                                 --------    --------    --------    --------
Operating profit............     $ 11,883    $  1,719    $ 21,429    $ 30,521
                                 ========    ========    ========    ========
Net income..................     $  6,267   ($  1,223)   $ 11,900    $ 16,189
                                 ========    ========    ========    ========
Earnings per common share:
  Primary and fully diluted.     $    .31   ($    .06)   $    .60    $    .83
                                 ========    ========    ========    ========

CONSOLIDATED BALANCE SHEET

December 31, 1995 and 1994

STANHOME INC.

ASSETS
                                                    1995           1994
                                                    ----           ----
CURRENT ASSETS:
  Cash (including interest bearing
    demand deposits)........................    $ 18,144,308   $ 14,027,093

  Certificates of deposit and time deposits.       4,909,618      5,324,746

  Notes and accounts receivable, net........     158,572,959    140,696,603

  Inventories...............................     114,294,928    116,015,060

  Prepaid advertising.......................      39,665,306     40,099,913

  Other prepaid expenses....................       6,784,465      6,513,723
                                                ------------   ------------
            Total current assets............     342,371,584    322,677,138
                                                ------------   ------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements.....................       6,891,746      6,802,354
  Buildings and improvements................      56,968,647     53,263,633
  Machinery and equipment...................      26,923,110     26,445,094
  Furniture and fixtures....................      37,219,499     34,893,535
  Transportation equipment..................       3,792,139      4,591,010
                                                ------------   ------------
                                                 131,795,141    125,995,626

  Less - Accumulated depreciation
         and amortization...................      70,947,871     68,036,607
                                                ------------   ------------
                                                  60,847,270     57,959,019
                                                ------------   ------------

OTHER ASSETS:
  Goodwill and other intangibles, net.......     119,826,382    121,586,984
  Other.....................................      11,420,987      9,899,491
                                                ------------   ------------
                                                 131,247,369    131,486,475
                                                ------------   ------------
                                                $534,466,223   $512,122,632
                                                ============   ============


The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                   1995            1994
                                                   ----            ----
CURRENT LIABILITIES:
  Notes and loans payable...................   $ 74,864,065    $ 39,022,890
  Accounts payable..........................     64,880,028      63,072,000
  Federal, state and
    foreign taxes on income.................     28,758,277      37,062,510
  Accrued expenses -
    Payroll and commissions.................     13,658,026      17,423,516
    Pensions and profit sharing.............      8,610,616       9,055,259
    Royalties...............................      8,587,986       7,974,606
    Vacation, sick and
      postretirement benefits...............      6,979,623       9,435,495
    Other...................................     36,106,020      37,171,244
                                               ------------    ------------
           Total current liabilities........    242,444,641     220,217,520
                                               ------------    ------------
LONG-TERM LIABILITIES:
  Foreign employee severance obligations....     12,482,097      13,207,097
  Postretirement benefits...................     12,749,258       9,302,239
                                               ------------    ------------
           Total long-term liabilities......     25,231,355      22,509,336
                                               ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.125--
    Authorized 80,000,000 shares
    Issued 25,228,240 shares................      3,153,530       3,153,530
  Capital in excess of par value............     43,098,856      37,376,690
  Retained earnings.........................    385,008,394     362,946,840
  Cumulative translation adjustments........  (  27,409,482)  (  27,660,727)
                                               ------------    ------------
                                                403,851,298     375,816,333
  Less - Shares held in treasury, at cost-
    Common stock, 6,897,901 shares in
      1995 and 6,077,397 in 1994............    137,061,071     106,420,557
                                               ------------    ------------
           Total shareholders' equity.......    266,790,227     269,395,776
                                               ------------    ------------
                                               $534,466,223    $512,122,632
                                               ============    ============

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 1995, 1994 and 1993

STANHOME INC.

                                    1995            1994            1993
                                    ----            ----            ----
NET SALES....................   $830,189,446    $790,176,497    $750,662,776

COST OF SALES................    353,884,092     324,988,902     304,659,476
                                ------------    ------------    ------------

GROSS PROFIT.................    476,305,354     465,187,595     446,003,300

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSE.....    389,809,785     384,635,879     363,451,535

RESTRUCTURING CHARGE.........              -               -      17,000,000
                                ------------    ------------    ------------
OPERATING PROFIT.............     86,495,569      80,551,716      65,551,765

  Interest expense...........  (   7,751,347)  (   2,019,272)  (   2,010,964)
  Other income (expense), net  (   2,405,707)      2,206,760       2,598,911
                                ------------    ------------    ------------
INCOME BEFORE INCOME TAXES...     76,338,515      80,739,204      66,139,712

  Income taxes...............     34,438,941      36,683,643      33,007,035
                                ------------    ------------    ------------
NET INCOME...................   $ 41,899,574    $ 44,055,561    $ 33,132,677
                                ============    ============    ============
EARNINGS PER COMMON SHARE:
  Primary....................   $       2.22    $       2.26    $       1.68
  Fully diluted..............   $       2.22    $       2.25    $       1.67


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

For the Years Ended December 31, 1995, 1994 and 1993

BALANCE, beginning of year...   $362,946,840    $338,753,939    $325,241,068
  Net income.................     41,899,574      44,055,561      33,132,677
  Cash dividends, $1.06
   per share in 1995, $1.03
   per share in 1994 and
   $1.00 per share in 1993...  (  19,838,020)  (  19,862,660)  (  19,619,806)
                                ------------    ------------    ------------
BALANCE, end of year.........   $385,008,394    $362,946,840    $338,753,939
                                ============    ============    ============


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 1995, 1994 and 1993
STANHOME INC.

                                       1995           1994           1993
                                       ----           ----           ----
OPERATING ACTIVITIES:
  Net income.....................   $41,899,574    $44,055,561    $33,132,677
  Adjustments to reconcile net
   income to netcash provided by
   operating activities:
    Depreciation and amortization
     of property, plant
     and equipment.....               8,937,501      7,657,414      8,354,026
    Allowance for losses on
     accounts receivable.........     5,491,783   (    481,711)     3,325,574
    Amortization of other assets.     4,201,643      2,782,503      2,285,245
    (Gains)/losses on sale of
     capital assets..............       177,856   (  1,270,990)  (     14,042)
    Changes in assets and
     liabilities, net of effects
     from acquisition
     of businesses:
      Notes and
       accounts receivable.......  ( 22,316,617)  (  5,967,513)  ( 22,606,637)
      Inventories................     2,213,590   ( 14,922,629)    21,845,489
      Prepaid expenses...........       263,199   ( 10,422,429)  (  7,446,253)
      Other assets...............  (  1,820,831)  (    603,181)  (    708,612)
      Accounts payable and
       accrued expenses..........  ( 10,101,632)     9,596,362     20,834,829
      Taxes on income............  (  8,268,815)    14,774,597   (    435,117)
      Foreign employee
       severance obligations.....  (  1,000,530)  (    185,798)         3,650
      Long-term postretirement
       benefits..................     3,447,019      1,859,895        728,405
                                    -----------    -----------    -----------
  Net cash provided by
   operating activities..........    23,123,740     46,872,081     59,299,234
                                    -----------    -----------    -----------
INVESTING ACTIVITIES:
  Purchase of property, plant
   and equipment.................  ( 13,464,138)  ( 16,755,519)  (  6,511,449)
  Payments for acquisition of
   businesses, net of
   cash acquired.................  (  1,860,670)  ( 78,674,108)  (    199,858)
  Proceeds from sales of
   property, plant
   and equipment.................     4,100,911      4,022,600        572,110
  Other, principally
   marketable securities.........  (      3,072)     7,816,024   (        811)
                                    -----------    -----------    -----------
  Net cash used by investing
   activities....................  ( 11,226,969)  ( 83,591,003)  (  6,140,008)
                                    -----------    -----------    -----------
FINANCING ACTIVITIES:
  Cash dividends.................  ( 19,838,020)  ( 19,862,660)  ( 19,619,806)
  Exchanges and purchases
   of common stock...............  ( 31,648,862)  ( 12,884,838)  ( 12,232,407)
  Notes and loans payable........    36,533,007     31,647,562   (    260,780)
  Exercise of stock options......     6,314,736      3,668,231        870,676
  Other common stock issuance....       415,778        308,849        327,144
                                    -----------    -----------    -----------
  Net cash provided/(used) by
   financing activities..........  (  8,223,361)     2,877,144   ( 30,915,173)
                                    -----------    -----------    -----------
  Effect of exchange rate
   changes on cash and
   cash equivalents..............        28,677   (    142,137)  (  2,703,535)
                                    -----------    -----------    -----------
  Increase/(decrease) in cash
   and cash equivalents..........     3,702,087   ( 33,983,915)    19,540,518
  Cash and cash equivalents,
   beginning of year.............    19,349,839     53,333,754     33,793,236
                                    -----------    -----------    -----------
  Cash and cash equivalents,
   end of year...................   $23,051,926    $19,349,839    $53,333,754
                                    ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993


1.  ACCOUNTING POLICIES:
    -------------------
     The accompanying consolidated financial statements include the accounts of Stanhome Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in the consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of Management's estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 1994 and 1993 financial statements to conform to the 1995 presentation.

     Assets and liabilities of the Company's foreign subsidiaries, other than those located in highly inflationary countries, are translated at the exchange rate on the balance sheet date, while statement of income items are translated at the average exchange rates for the year. Translation gains and losses are reported as a component of shareholders' equity. Transaction gains and losses are reported in the statement of income. For foreign subsidiaries in highly inflationary countries, a combination of current and historical rates is used to determine foreign currency gains and losses resulting from financial statement translation. These gains or losses are reported directly in the statements of income.

     The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value.

     The Company considers all highly liquid securities, including certificates of deposit, with maturities of three months or less, when purchased, to be cash equivalents, except for $2,000 of deposits in 1995 and 1994, respectively, with terms in excess of three months.

     The Company recognizes revenue as merchandise is turned over to the shipper and a provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling orders are netted against the associated costs. Sales by certain International direct selling subsidiaries are transacted at retail prices. However, these sales are reflected in the consolidated financial statements at equivalent wholesale selling prices.

     Notes and accounts receivable were net of reserves for uncollectible accounts, returns and allowances of $20,741,000 and $15,249,000 at December 31, 1995 and 1994, respectively.

     Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products. The Company values raw materials and certain manufactured and purchased items in the United States and Italy utilizing the last-in, first-out method while the first-in, first-out method is used for substantially all other inventories. The cost on a first-in, first-out basis over the carrying amount of inventories as reflected in the accompanying consolidated balance sheet was $783,000 and $1,971,000 at December 31, 1995 and 1994, respectively.

     The major classes of inventories were as follows (in thousands):

                                                         1995        1994
                                                         ----        ----
          Raw materials and supplies...........       $  7,312    $  7,071
          Work in process......................          1,237         818
          Finished goods in transit............         16,215       9,949
          Finished goods.......................         89,531      98,177
                                                      --------    --------
                                                      $114,295    $116,015
                                                      ========    ========

     The Company incurs prepaid advertising expense in connection with the marketing of certain of its direct response products. Such expense is amortized over the estimated life of the associated product programs which is generally one year. Management periodically evaluates the estimated lives used to amortize the prepaid advertising costs and adjusts the lives accordingly.

     Concentration of risk for the Company exists in revenue from major product lines, particularly in the Giftware segment, sources of supply of inventory, markets and geographic areas, and trade receivables. The majority of product sales for the Giftware and Direct Response Groups are under licensed rights from third parties. The two largest licensed lines represented approximately 39% of the Company's total sales for 1995. A large portion of acquired inventory is sourced from the Far East, principally China. A significant portion of the Company's operations is located in Europe. The Giftware and Direct Response segments offer extended credit terms to their customers. The Company continually monitors and manages the risks associated with all these activities.

     Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods. The methods for financial statement and income tax purposes differ in some circumstances, resulting in deferred income taxes.

     The estimated useful lives of the various classes of assets are:

                                                      Range in Years
                                                      --------------
          Land improvements....................           10-15
          Buildings and improvements...........           15-40
          Machinery and equipment..............            5-12
          Furniture and fixtures...............            5-10
          Transportation equipment.............            3-8

     Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over the value of net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company periodically evaluates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993

whether events or circumstances have occurred indicating that the net book value of goodwill has been impaired. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the acquired business' undiscounted future net cash flows compared to the carrying value of goodwill to determine if a write-off is necessary. Intangible assets were net of accumulated amortization of $25,997,000 and $21,838,000 at December 31, 1995 and 1994, respectively. Business segment amortization was as follows (in thousands):

                                              1995      1994     1993
                                              ----      ----     ----
          Giftware.........................  $3,527    $2,108   $1,702
          Direct Response..................     666       666      574
          Direct Selling...................       9         9        9
                                             ------    ------   ------
          Total Consolidated...............  $4,202    $2,783   $2,285
                                             ======    ======   ======

     The Company accrues appropriate U.S. and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. The cumulative amount of unremitted earnings of subsidiaries which has been, or is intended to be, permanently reinvested, aggregated approximately $18,847,000 at December 31, 1995. Had such reinvested unremitted earnings been distributed during 1995, applicable income taxes would have amounted to approximately $4,233,000 representing primarily taxes which would be withheld by foreign countries.

     Primary earnings per common share are based on the average number of common shares outstanding and common share equivalents during the year.
Common share equivalents represent dilutive stock options using the treasury stock method. Fully diluted earnings per common share assumes, in addition to the above, an additional dilutive effect of stock options.

     The number of shares used in the earnings per common share computation for 1995, 1994 and 1993 were as follows (in thousands):

                                              1995       1994       1993
                                              ----       ----       ----
     Primary
      Average common shares outstanding....  18,773     19,323     19,634
      Stock options........................      78        202        115
                                             ------     ------     ------
      Average shares primary...............  18,851     19,525     19,749

     Fully diluted
      Additional dilutive effect of
       stock options.......................      46         17         42
                                             ------     ------     ------
      Average shares fully diluted.........  18,897     19,542     19,791

2.  NOTES AND LOANS PAYABLE:
    -----------------------
     Notes and loans payable and weighted average interest rates at December 31, 1995 and 1994 are as follows (in thousands):

                                       1995                 1994
                                       ----                 ----
                                            Interest            Interest
                                  Balance     Rate    Balance     Rate
                                  -------   --------  -------   --------
    Notes under uncommitted
      bank lines...............   $60,364     6.9%    $39,023     6.5%

    Notes under committed
      bank lines...............    14,500     5.7%          -
                                  -------     ----    -------     ----
         Total.................   $74,864     6.6%    $39,023     6.5%
                                  =======     ====    =======     ====

     Total interest paid was $7,339,000 in 1995, $1,860,000 in 1994 and
$2,015,000 in 1993.

     In August 1995 the Company entered into a five year $200 million multicurrency revolving credit agreement with various banks which can be used for working capital, investing and financing activities. The agreement has an annual facility and agency fee as well as a margin supplement for Eurocurrency rate loans where more than one third of the commitment is utilized. The agreement contains financial covenants that include requirements, as defined, for minimum net worth, interest coverage and maximum borrowings. At December 31, 1995 the Company was in compliance with and there were no open borrowings under the revolving credit agreement.

     At December 31, 1995, the Company had formal and informal unused lines of credit of approximately $300,000,000.


3.  EMPLOYEE BENEFIT PLANS:
    ----------------------
     The Company and some of its subsidiaries have several employee benefit plans covering most of their full time U.S. employees. The benefits under these plans are based primarily on years of service and compensation rates near retirement. The plans are funded in conformity with Federal tax and actuarial regulations. The figures for the domestic plans include nonqualified supplemental plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993


     Pension expense for the domestic plans includes the following components (in thousands):

                                                 1995       1994       1993
                                                 ----       ----       ----
  Service cost during the period...........    $ 2,263    $ 2,151    $ 1,236
  Interest cost on the projected
    benefit obligation.....................      2,639      2,620      2,492
  Actual return on plan assets.............   (  4,601)  (     48)  (  1,300)
  Net amortization of prior service cost,
    net transition liability and net loss..      2,751   (  1,675)        45
  Special termination benefits enhancement.        888          -          -
                                               -------    -------    -------
  Pension expense..........................    $ 3,940    $ 3,048    $ 2,473
                                               =======    =======    =======

     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1995 and 1994 (in thousands):

                                                            1995       1994
                                                            ----       ----
  Actuarial present value of benefit obligations:
    Vested benefits...................................    $31,962    $27,508
    Nonvested benefits................................        446        967
                                                          -------    -------
    Accumulated benefit obligation....................     32,408     28,475
  Additional obligation for future salary increases...      7,447      7,232
                                                          -------    -------
  Projected benefit obligation........................     39,855     35,707
  Fair value of plan assets, primarily
    marketable securities.............................   ( 25,244)  ( 22,697)
                                                          -------    -------
  Unfunded excess of projected benefit obligation
    over plan assets..................................     14,611     13,010
  Unrecognized net transition asset/(liability),
    being recognized over 15 years....................   (    123)  (    848)
  Unrecognized prior service costs....................        122        803
  Unrecognized net gain/(loss)........................   (    643)  (  2,939)
                                                          -------    -------
  Pension liability recognized in the balance sheet...    $13,967    $10,026
                                                          =======    =======

     The weighted average discount rate used to measure the projected benefit obligation and the rate of increase in future compensation levels both range from 5% to 7% and the expected long-term rate of return on assets is 9%.

     Certain foreign subsidiaries are required to pay a severance allowance to eligible employees upon voluntary or involuntary separation. Provision is made annually for all eligible employees. Generally, such payments are based upon years of service and level of compensation.

     Severance expense for the combined foreign subsidiary severance allowance programs includes the following components (in thousands):

                                                  1995       1994       1993
                                                  ----       ----       ----
     Service cost during the period.........    $ 1,102    $ 1,213    $ 1,624
     Interest cost on the projected benefit
       obligation...........................        989      1,129      1,691
     Actual return on plan assets...........   (     25)  (     44)  (     31)
     Net amortization of prior service cost,
       net transition liability and net loss   (    234)       344        262
                                                -------    -------    -------
     Severance expense......................    $ 1,832    $ 2,642    $ 3,546
                                                =======    =======    =======

     The following table sets forth the programs' funded status and amounts recognized in the subsidiaries' balance sheets at December 31, 1995 and 1994 (in thousands):

                                                           1995        1994
                                                           ----        ----
   Actuarial present value of benefit obligations:
     Vested benefits...............................      $ 7,085     $ 8,681
     Nonvested benefits............................        1,085       1,055
                                                         -------     -------
     Accumulated benefit obligation................        8,170       9,736
   Additional obligation for future
     salary increases..............................        2,552       3,241
                                                         -------     -------
   Projected benefit obligation....................       10,722      12,977
   Fair value of plan assets.......................     (    224)   (    156)
                                                         -------     -------
   Unfunded excess of projected benefit obligation
     over plan assets..............................       10,498      12,821
   Unrecognized net transition asset/(liability),
     being recognized over 17 years................     (     23)   (    746)
   Unrecognized net gain/(loss)....................        1,450       1,132
                                                         -------     -------
   Severance liability recognized in the
     balance sheet.................................      $11,925     $13,207
                                                         =======     =======

     The discount rates used to measure the foreign projected benefit obligation range from 5% to 15.5%, the rate of increase in future compensation levels ranges from 1.2% to 12.5% and funding is not significant.

     In addition to providing pension benefits, the Company and its subsidiaries sponsor a single-employer defined benefit postretirement health care and life insurance plan. Substantially all of the corporate employees may become eligible for the benefits under this plan if they reach allowable retirement age while working for the Company or its subsidiaries. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits were principally accrued during their active employment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993


     Net periodic postretirement benefit expense includes the following components (in thousands):

                                                1995       1994       1993
                                                ----       ----       ----
     Service cost..........................   $    90    $   280    $   310
     Interest cost on accumulated
       postretirement benefit obligation...        60        170        180
                                              -------    -------    -------
     Net periodic postretirement
        benefit expense....................   $   150    $   450    $   490
                                              =======    =======    =======

     The following table sets forth the funded status of the plan reconciled with the amount shown in the Company's balance sheet at December 31, 1995 and 1994 (in thousands):

                                                           1995       1994
                                                           ----       ----
     Accumulated postretirement benefit obligation:
       Retirees.......................................   $ 2,560    $ 2,652
       Fully eligible active plan participants........       103        459
       Other active plan participants.................       837      2,085
                                                         -------    -------
                                                           3,500      5,196
     Plan assets at fair value........................         -          -
                                                         -------    -------
     Accumulated postretirement benefit obligation
       in excess of plan assets.......................     3,500      5,196
     Unrecognized net loss, prior service cost
       and net transition liability...................         -          -
                                                         -------    -------
     Accrued postretirement benefit liability
       recognized in the balance sheet................   $ 3,500    $ 5,196
                                                         =======    =======

     A 25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996. The cost trend rate was assumed to decrease gradually but still remain at double digit rates until 2020. After 2020, the rate was assumed to drop to and stabilize at 8%. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $170,000 and the aggregate of the service and interest cost components of the net postretirement benefit expense for the year then ended by $50,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6%.

     In addition, provisions have been made for unfunded anticipated retirement benefits for certain Officers. Also, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, severance allowance, profit sharing and retirement plan expense amounted to $10,766,000 in 1995, $10,846,000 in 1994 and
$9,561,000 in 1993.

     In January 1995, the Company entered into an agreement with a third party to license the domestic operations of its Direct Selling Group (See Note 10). As a result, 336 participants of the qualified pension plan have either retired or been terminated in 1995. The impact of the plan curtailment is an approximate gain of $477,000 which was offset by certain enhanced retirement benefits provided to affected participants amounting to approximately $900,000.


4.  SHAREHOLDERS' EQUITY:
    --------------------
     In 1988, the Company's Board of Directors adopted a Stockholder Rights Plan in which common stock purchase rights were distributed to shareholders at the rate of one right for each share of common stock creating common stock together with the associated common stock purchase rights ("common stock"). The rights are exercisable at $85 per share and will expire on September 19, 1998.

     In 1991, the shareholders approved a new Stock Option Plan previously adopted by the Board of Directors which provides for both incentive and nonqualified stock options. Options for up to 2,000,000 shares of common stock may be granted under the 1991 Plan. The plan provides that nonqualified options for 1,500 shares of common stock be granted annually from 1991 through 1995 to each non-employee Director then serving. The Company also has a 1984 Stock Option Plan, which provides for both incentive and nonqualified stock options, under which options for up to 3,000,000 shares of common stock may be granted. Both plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1991 Plan, of options to acquire shares of such stock at a price not less than their fair market value at the time of grant. Other option terms are determined at the time of grant, but normally options are exercisable only after a one year waiting period in four equal annual installments, and expire ten years from the date of grant.

     In 1993, the Board of Directors approved a Special Interim Chief Executive Officer Stock Option Plan which provided for a special one-time grant of nonqualified stock options to the Company's Interim Chief Executive Officer in lieu of cash compensation. These options vested fully in increments of 10,000 during each month in which he served in that capacity, are exercisable six months after the date of grant, and expire ten years from the date of grant.

     In October 1995, the Financial Accounting Standards Board adopted a new standard on accounting for stock-based compensation. This new standard establishes a fair value based method of accounting for all stock-based compensation plans. The standard will become effective for the Company in 1996 and will apply to all stock based compensation, stock options in the case of the Company, which were granted after December 15, 1994. The Company will disclose the impact of adopting the new standard in the footnotes to the financial statements and will continue to use APB Opinion No. 25 and related interpretations to account for stock options that are reflected in the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993


     Stock option activity under all plans is summarized as follows (shares in thousands):

                                                    Number
                                                      of            Option
                                                    Shares           Price
                                                    ------          ------
Outstanding at December 31, 1992............        1,399       $ 4.97-$41.12
  Granted...................................          499        26.88- 33.25
  Exercised.................................       (   50)        4.97- 27.13
  Cancelled.................................       (   97)       26.88- 33.88
                                                    -----
Outstanding at December 31, 1993............        1,751         8.94- 41.12
  Granted...................................          744        31.88- 35.50
  Exercised.................................       (  140)        8.94- 33.75
  Cancelled.................................       (   52)       20.13- 41.12
                                                    -----
Outstanding at December 31, 1994............        2,303         8.94- 41.12
  Granted...................................          825        27.63- 31.38
  Exercised.................................       (  230)        8.94- 29.63
  Cancelled.................................       (  245)       27.00- 41.12
                                                    -----
Outstanding at December 31, 1995............        2,653       $ 8.94-$35.50
                                                    =====

     At December 31, 1995, there were 1,213,000 options vested and exercisable and 131,000 shares available for future grants.

     An analysis of treasury stock transactions for the years ended December 31, 1995, 1994 and 1993 is as follows (in thousands):

                                                             Common
                                                             ------
                                                      Shares        Cost
                                                      ------        ----
Balance, December 31, 1992.........................    5,454      $ 82,143
Purchases..........................................      436        11,984
Stock option exchanges.............................        7           248
Exercise of stock options..........................   (   50)    (     187)
Issue of PAYSOP shares.............................   (    6)    (      21)
Investment Savings Plan - 401(k) issues............   (    4)    (      16)
                                                       -----      --------
Balance, December 31, 1993.........................    5,837        94,151
Purchases..........................................      385        12,731
Stock option exchanges.............................        4           154
Exercise of stock options..........................   (  140)    (     578)
Issue of PAYSOP shares.............................   (    6)    (      23)
Investment Savings Plan - 401(k) issues............   (    3)    (      14)
                                                       -----      --------
Balance, December 31, 1994.........................    6,077       106,421
Purchases..........................................    1,061        31,544
Stock option exchanges.............................        4           105
Exercise of stock options..........................   (  230)    (     949)
Issue of PAYSOP shares.............................   (    6)    (      27)
Investment Savings Plan - 401(k) issues............   (    6)    (      26)
Non-employee Director Stock Plan issues............   (    2)    (       7)
                                                       -----      --------
Balance, December 31, 1995.........................    6,898      $137,061
                                                       =====      ========

     In 1985, the Company approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock. In 1987, the Company introduced an Investment Savings Plan in accordance with Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock. In 1995, the shareholders approved a Non-Employee Director Stock Plan previously recommended by the Board of Directors which provides an annual grant of 200 shares of common stock to each then serving non-employee Director over a five year period ending December 31, 1999. The maximum number of shares reserved for this plan is 15,000.

     The change in capital in excess of par value resulted from the exercise of stock options, including the related income tax benefit ($5,366,000, $3,090,000 and $684,000 in 1995, 1994 and 1993, respectively), issuance of
PAYSOP shares ($154,000 in 1995 and $173,000 each in 1994 and 1993), issuance of 401(k) Plan shares ($163,000, $99,000 and $117,000 in 1995, 1994 and 1993,
respectively) and issuance of Non-Employee Director Stock Plan shares ($39,000 in 1995) noted above.

     An analysis of the change in shareholders' equity from the cumulative translation adjustment component for the years ended December 31, 1995, 1994 and 1993 is as follows (in thousands):

                       Cumulative Translation Adjustments
                       ----------------------------------
     Balance, December 31, 1992.........................    $22,337
     Adjustment for 1993................................      5,068
                                                            -------
     Balance, December 31, 1993.........................     27,405
     Adjustment for 1994................................        256
                                                            -------
     Balance, December 31, 1994.........................     27,661
     Adjustment for 1995................................   (    252)
                                                            -------
     Balance, December 31, 1995.........................    $27,409
                                                            =======


5.  OTHER INCOME (EXPENSE), NET:
    ---------------------------
     Other income (expense), net consists of the following (in thousands):

                                             1995         1994        1993
                                             ----         ----        ----
     Investment income.................    $ 2,836      $ 3,738     $ 4,207
     Other assets amortization.........   (  4,202)    (  2,783)   (  2,285)
     Other items, net..................   (  1,040)       1,251         677
                                           -------      -------     -------
                                          ($ 2,406)     $ 2,206     $ 2,599
                                           =======      =======     =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993


6.  GEOGRAPHIC INFORMATION AND BUSINESS SEGMENTS:
    --------------------------------------------
     The Company operates predominately in two major geographic areas and three business segments. The major segment is giftware which imports and distributes creatively designed giftware and collectibles to a diverse group of retailers throughout the world. The next largest segment, based on sales, is direct selling which is engaged in the manufacture, sale and distribution of household cleaning, personal grooming and related products in international markets. The smallest segment, based on sales, is direct response which markets collectibles and giftware to consumers and retailers in domestic and international markets.

     Transfers between geographic areas and segments are made at the market value of the merchandise transferred. The eliminations in the identifiable assets are for intercompany receivables and profit in inventory. Unallocated assets have consisted principally of certificates of deposit, time deposits, marketable securities and unallocated receivables.

     The following tables summarize the Company's operations by geographic area and business segment for 1995, 1994 and 1993 (in thousands):

   GEOGRAPHIC AREAS
   ----------------                     1995           1994           1993
                                        ----           ----           ----
   Net sales
     United States................    $538,502       $519,997       $480,258
     Europe.......................     233,605        204,418        205,326
     Other International and
       Eliminations...............      58,082         65,761         65,079
                                      --------       --------       --------
         Total consolidated.......    $830,189       $790,176       $750,663
                                      ========       ========       ========
   Operating profit*
     United States................    $ 65,645       $ 62,377       $ 50,852
     Europe.......................      24,245         22,711         17,840
     Other International and
       Eliminations...............       6,718          8,246          4,455
                                      --------       --------       --------
        Operating profit before
         unallocated expense......      96,608         93,334         73,147
        Unallocated expense.......   (  10,112)     (  12,782)     (   7,595)
                                      --------       --------       --------
         Total consolidated.......    $ 86,496       $ 80,552       $ 65,552
                                      ========       ========       ========
   Identifiable assets
     United States................    $333,505       $324,802       $298,014
     Europe.......................     175,806        173,460         81,646
     Other International and
       Eliminations...............      16,165          6,084         18,759
                                      --------       --------       --------
        Identifiable assets.......     525,476        504,346        398,419
        Corporate assets..........       8,990          7,777         31,312
                                      --------       --------       --------
         Total consolidated.......    $534,466       $512,123       $429,731
                                      ========       ========       ========

*Operating profit for 1993 includes restructuring charges of $10,110 for the United States, $5,140 for Europe and $1,750 for other international locations.

BUSINESS SEGMENTS
-----------------
                                           1995          1994         1993
                                           ----          ----         ----
Net sales
   Giftware..........................    $491,196      $417,685     $367,531
   Direct Response...................     149,597       134,389      129,366
   Direct Selling....................     192,429       240,996      255,120
   Eliminations......................   (   3,033)    (   2,894)   (   1,354)
                                         --------      --------     --------
   Total consolidated................    $830,189      $790,176     $750,663
                                         ========      ========     ========
Operating profit*
   Giftware..........................    $ 77,705      $ 64,800     $ 52,593
   Direct Response...................   (   2,103)        7,996       10,391
   Direct Selling....................      21,006        20,538       10,163
                                         --------      --------     --------
   Operating profit before
    unallocated expense..............      96,608        93,334       73,147
   Unallocated expense...............   (  10,112)    (  12,782)   (   7,595)
                                         --------      --------     --------
   Total consolidated................    $ 86,496      $ 80,552     $ 65,552
                                         ========      ========     ========
Depreciation and amortization
   Giftware..........................    $  8,627      $  5,330     $  5,261
   Direct Response...................       1,795         1,605        1,354
   Direct Selling....................       2,529         3,248        3,761
                                         --------      --------     --------
   Depreciation and amortization.....      12,951        10,183       10,376
   Corporate depreciation and
    amortization.....................         188           257          263
                                         --------      --------     --------
   Total consolidated................    $ 13,139      $ 10,440     $ 10,639
                                         ========      ========     ========
Capital expenditures
   Giftware..........................    $  9,738      $ 12,032     $  2,299
   Direct Response...................       1,275         1,192        1,105
   Direct Selling....................       2,360         3,326        2,787
                                         --------      --------     --------
   Capital expenditures..............      13,373        16,550        6,191
   Corporate capital expenditures....          91           206          320
                                         --------      --------     --------
   Total consolidated................    $ 13,464      $ 16,756     $  6,511
                                         ========      ========     ========
Identifiable assets
   Giftware..........................    $535,138      $474,174     $346,309
   Direct Response...................     113,926       108,688       90,890
   Direct Selling....................      90,605        92,719       91,210
   Eliminations......................   ( 214,193)    ( 171,235)   ( 129,990)
                                         --------      --------     --------
   Identifiable assets...............     525,476       504,346      398,419
   Corporate assets..................       8,990         7,777       31,312
                                         --------      --------     --------
   Total consolidated................    $534,466      $512,123     $429,731
                                         ========      ========     ========


*Operating profit for 1993 includes restructuring charges of $4,000 for Giftware and $13,000 for Direct Selling.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993


7.  INCOME TAXES (in thousands):
    ------------
     The domestic and foreign components of the net deferred tax benefit/(liability) on income consist of the following:

                                               Deferred Tax Benefit(Liability)
                                               ------------------------------

                                                          1995       1994
                                                          ----       ----
    United States
      Federal--
        Prepaid advertising..........................  ($12,066)  ($12,437)
        Acquisition step-up amortization adjustment..  (  4,165)  (  4,195)
        Accelerated depreciation.....................  (  1,441)  (  1,453)
        Inventory reserve............................     5,622      5,328
        Deferred compensation........................     5,062      4,333
        Bad debt reserve.............................     3,772      2,581
        Postretirement benefits......................     1,204      1,756
        Returns and allowances reserve...............     1,174      1,183
        Other items, net.............................     2,145      2,236
                                                        -------    -------
                                                          1,307   (    668)
                                                        -------    -------
      State--
        Prepaid advertising..........................  (  2,200)  (  2,236)
        Acquisition step-up amortization adjustment..  (    896)  (    902)
        Accelerated depreciation.....................  (    307)  (    307)
        Inventory reserve............................     1,155      1,113
        Deferred compensation........................     1,082        924
        Bad debt reserve.............................       717        493
        Postretirement benefits......................       259        378
        Returns and allowances reserve...............       252        254
        Other items, net.............................       470        508
                                                        -------    -------
                                                            532        225
                                                        -------    -------
    Foreign
        Accelerated depreciation.....................  (  3,145)  (  2,374)
        Other items, net.............................     1,387      1,583
                                                        -------    -------
                                                       (  1,758)  (    791)
                                                        -------    -------
      Total                                             $    81   ($ 1,234)
                                                        =======    =======

     The domestic and foreign components of income before income taxes are as follows:
                                              1995         1994         1993
                                              ----         ----         ----
     Domestic..........................     $48,201      $50,039      $46,198
     Foreign...........................      28,138       30,700       19,942
                                            -------      -------      -------
                                            $76,339      $80,739      $66,140
                                            =======      =======      =======

     The provision for income taxes consists of the following:

                                              1995         1994         1993
                                              ----         ----         ----
Currently payable:
 United States Federal.................     $19,740      $18,733      $15,658
 United States State...................       4,306        4,963        4,585
 Foreign...............................      11,708       15,259       13,459
                                            -------      -------      -------
                                             35,754       38,955       33,702
                                            -------      -------      -------
Deferred:
 United States Federal.................    (  1,975)    (  1,082)         345
 United States State...................    (    307)    (    320)    (      9)
 Foreign...............................         967     (    870)    (  1,031)
                                            -------      -------      -------
                                           (  1,315)    (  2,272)    (    695)
                                            -------      -------      -------
                                            $34,439      $36,683      $33,007
                                            =======      =======      =======

     A reconciliation of the total effective tax rate to the statutory Federal income tax rate is as follows:

                                                   1995       1994       1993
                                                   ----       ----       ----
Statutory income tax rate......................    35.0%      35.0%      35.0%
State taxes, net of Federal income tax effect..     3.4        3.7        5.0
Impact of foreign tax rates and credits........     4.0        4.2        4.4
Restructuring impact...........................       -          -        3.6
Foreign subsidiaries in loss position receiving
  little or no tax benefit.....................      .6         .5        1.1
Impact of nondeductible expenses...............     2.3        2.3        1.0
Other items, net...............................   (  .2)     (  .3)     (  .2)
                                                   ----       ----       ----
Total effective income tax rate................    45.1%      45.4%      49.9%
                                                   ====       ====       ====

     The Company made income tax payments of $42,708,000 in 1995, $21,909,000 in 1994 and $33,442,000 in 1993.


8.  FINANCIAL INSTRUMENTS:
    ---------------------
       The Company enters into various short-term foreign exchange agreements during the year, all of which are held for purposes other than trading. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. The Company's various subsidiaries import products in foreign currencies and from time to time will enter into agreements or build foreign currency deposits as a partial hedge against currency fluctuations on inventory purchases. Gains and losses on these agreements are deferred and recorded as a component of cost of sales when the related inventory is sold. At December 31, 1995, there were no open inventory purchase agreements and deferred amounts were not material. The Company makes short-term foreign currency intercompany loans to various international subsidiaries and utilizes agreements to fully hedge

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993


these transactions against currency fluctuations. The cost of these agreements is included in the interest charged to the subsidiaries and expensed monthly as the interest is accrued. The intercompany interest eliminates upon consolidation and any gains and losses on the agreements are recorded as a component of other income. All of the outstanding agreements as of December 31, 1995 are to hedge intercompany loans. The Company receives dividends, technical service fees, royalties and other payments from its subsidiaries and licensees. From time to time, the Company will enter into foreign currency forward agreements as a partial hedge against currency fluctuations on these current receivables. Gains and losses are recognized or the credit or debit offsets the foreign currency payables. As of December 31, 1995, net deferred amounts on outstanding agreements were not material. The outstanding agreement amounts (notional value) at December 31, 1995, are as follows (in thousands):

               Canada                   $ 6,596
               Germany                    4,455
               France                     2,651
               Spain                      2,463
               U.S.                         500
                                        -------
               Total                    $16,665
                                        =======


9.  ACQUISITION:
    -----------
       In September 1994, the Company announced an all cash tender offer to acquire 100% of the shares of Lilliput Group plc ("Lilliput"), a U.K.-based manufacturer and distributor of family giftware. Lilliput's products are sold to a diverse group of retailers in the U.K. and United States, and through export to 48 countries. Its primary product line is hand-painted miniature cottages sold under the "Lilliput Lane" brand name.

      By December 31, 1994, the Company acquired all of the outstanding shares of Lilliput. The acquisition was accounted for as a purchase, with the purchase price amounting to $62.5 million including broker and related acquisition costs. Funds used for the purchase were provided from the liquidation of the Company's short-term investments and incurrence of short-term bank loans.

      The purchase price was allocated to net assets acquired based upon their fair values. The excess of the aggregate purchase price over the fair value of net assets acquired of $54.8 million has been assigned to goodwill and is being amortized on a straight-line basis over 40 years.

      The Company's consolidated financial statements for 1994 reflected the acquisition and the operating results of Lilliput starting with October.

10.  LICENSE AGREEMENT:
     -----------------
       In January 1995, the Company entered into an agreement with a third party to license the domestic operations of its Direct Selling Group. The business that was licensed, known as Stanley Home Products ("SHP"), marketed home care, personal care and cosmetic items to consumers through direct selling programs. The agreement called for the third party to license the trademarks and formulas of SHP for use in the U.S., Puerto Rico and Canada, and remit to the Company royalties based on sales of the related products.
The licensed areas in 1994 recorded net sales of approximately $36 million and operating losses of approximately $3.5 million. These 1994 sales represented approximately 14% of the Direct Selling Group's net sales and less than 5% of the Company's consolidated net sales.

      The transfer of the businesses was completed in the second quarter of 1995. In connection with this agreement, the Company closed administrative and distribution facilities in the U.S. and Puerto Rico during the first quarter of 1995. The total costs to exit the SHP operations, including employee severance benefits, will be offset by a comparable amount of gains, approximately $6 million, net, primarily from the sale of SHP's distribution facilities. The costs to exit the SHP operations have not had and are not expected to have a material adverse impact on the Company's future operating results or financial condition. There was no material impact in 1995.


11.  RESTRUCTURING PROGRAM:
     ---------------------
       In the second quarter of 1993, the Company incurred a restructuring charge of $17 million pre-tax, $11.5 million after tax, or $.58 per share.
The restructuring charge did not include any future operating expenses or future systems enhancements. The tax benefit of $5.5 million, or 32%, was limited by the inability to fully receive tax benefits for all of the charges in certain international locations. The charge included $9.7 million for severance pay related expenses, $4.8 million for facilities closing and moving, $1.7 million write down of current assets, and $.8 million write down of net fixed assets. There has not been any material change in the major components of the charges. The restructuring charge was $13 million for the Direct Selling Group and $4 million for the Giftware Group. The restructuring program was completed in 1995 and no additional charges were incurred. The restructuring included the closing of the Gift Gallery and Industrial Divisions in the United States and the closing of subsidiary operations in Australia, Germany and Portugal.

      As of December 31, 1995, the restructuring accrual was not material and as of December 31, 1994, it was $4.9 million, principally consisting of severance payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993


12.  COMMITMENTS AND CONTINGENCIES:
     -----------------------------
     The Company and its subsidiaries incurred rental expense under operating leases of $9,081,000 in 1995, $8,010,000 in 1994 and $6,019,000 in 1993.

     The minimum rental commitments under noncancelable operating leases as of December 31, 1995 are as follows (in thousands):

               Period                               Aggregate Amount
               ------                               ----------------
                1996..............................       $ 7,288
                1997..............................         5,217
                1998..............................         4,226
                1999..............................         3,008
                2000..............................           676
             Later years..........................         2,327
                                                         -------
     Total minimum future rentals.................       $22,742
                                                         =======

     The Company and its subsidiaries have entered into various licensing agreements requiring royalty payments ranging from .3% to 15.5% of specified product sales. Royalty expense under these licensing agreements totaled $36,400,000 in 1995, $31,100,000 in 1994 and $28,100,000 in 1993. Pursuant to
the various licensing agreements, the future minimum guaranteed royalty payments are $14,100,000 in 1996, $13,700,000 in 1997 and $12,900,000 in 1998.

     There are various legal proceedings pending against the Company and its subsidiaries which have arisen during the normal course of business. Management does not believe that the ultimate outcome of those legal proceedings will have a material adverse impact upon the consolidated financial condition of the Company.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Shareholders and Board of Directors of Stanhome Inc.:

     We have audited the accompanying consolidated balance sheet of Stanhome Inc. (a Massachusetts corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanhome Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 22, 1996

FINANCIAL HIGHLIGHTS LAST TEN YEARS

(In thousands, except per share amounts)
STANHOME INC.

                                                      1995         1994         1993a.
Net sales......................................     $830,189     $790,176     $750,663
Cost of sales..................................      353,884      324,988      304,660
                                                    --------     --------     --------
Gross profit...................................      476,305      465,188      446,003
Selling, general and administrative expense....      389,809      384,636      380,451
                                                    --------     --------     --------
Operating profit...............................       86,496       80,552       65,552
Interest expense...............................    (   7,751)   (   2,019)   (   2,011)
Other income (expense), net....................    (   2,406)       2,206        2,599
                                                    --------     --------     --------
Income before income taxes.....................       76,339       80,739       66,140
Income taxes...................................       34,439       36,683       33,007
                                                    --------     --------     --------
Net income.....................................     $ 41,900     $ 44,056     $ 33,133
                                                    ========     ========     ========

Earnings per common share fully diluted:
 Net income....................................     $   2.22     $   2.25     $   1.67
                                                    ========     ========     ========

Average shares of common stock fully diluted...       18,897       19,542       19,791
Shares of common stock outstanding at year end.       18,330       19,151       19,392
Market value per common share at year end......     $  29.13     $  31.63     $  33.88
Cash dividends paid or provided for............     $ 19,838     $ 19,863     $ 19,620
Dividends per common share.....................     $   1.06     $   1.03     $   1.00
Capital expenditures...........................     $ 13,464     $ 16,756     $  6,511
Depreciation...................................     $  8,938     $  7,657     $  8,354
Working capital................................     $ 99,927     $102,460     $159,299
Total assets...................................     $534,466     $512,123     $429,731
Total long-term liabilities....................     $ 25,231     $ 22,509     $ 20,312
Shareholders' equity...........................     $266,790     $269,396     $254,366
Book value per common share....................     $  14.55     $  14.07     $  13.12
Return on average shareholders' equity.........          16%          17%          13%

Note:
  a. Includes a restructuring operating charge of $17 million pre-tax, $11.5 million after tax or $.58 per share.

     The financial data set forth above should be read in connection with the financial statements, accompanying notes and Management's Discussion on the preceding pages.


   1992        1991         1990         1989         1988         1987         1986
 $744,072    $710,208     $675,665     $571,380     $480,374     $433,154     $380,501
  295,118     281,668      264,609      222,612      187,095      165,645      148,029
 --------    --------     --------     --------     --------     --------     --------
  448,954     428,540      411,056      348,768      293,279      267,509      232,472
  365,521     349,404      323,547      268,478      219,094      202,774      180,133
 --------    --------     --------     --------     --------     --------     --------
   83,433      79,136       87,509       80,290       74,185       64,735       52,339
(   3,351)  (   5,016)   (   5,394)   (   5,945)   (   8,142)   (   6,146)   (   3,378)
    6,910       7,019        8,143        5,305        5,756        3,847        1,587
 --------    --------     --------     --------     --------     --------     --------
   86,992      81,139       90,258       79,650       71,799       62,436       50,548
   40,276      36,086       39,191       35,026       31,159       29,725       24,900
 --------    --------     --------     --------     --------     --------     --------
 $ 46,716    $ 45,053     $ 51,067     $ 44,624     $ 40,640     $ 32,711     $ 25,648
 ========    ========     ========     ========     ========     ========     ========


 $   2.32    $   2.21     $   2.54     $   2.23     $   1.96     $   1.58     $   1.17
 ========    ========     ========     ========     ========     ========     ========

   20,160      20,355       20,112       20,037       20,710       20,677       21,841
   19,774      19,791       19,550       19,365       19,953       19,585       18,975
 $  34.75    $  37.00     $  33.75     $  25.88     $  18.38     $  15.00     $  11.38
 $ 18,950    $ 18,134     $ 16,172     $ 13,727     $ 11,994     $  9,106     $  8,367
 $    .96    $    .92     $    .83     $    .71     $   .605     $    .47     $    .40
 $  6,873    $  7,821     $ 10,925     $  5,067     $  5,137     $  6,741     $ 11,051
 $  8,396    $  7,940     $  7,649     $  6,725     $  6,660     $  5,771     $  5,521
 $160,977    $138,913     $112,716     $ 71,508     $ 76,290     $ 46,993     $ 17,990
 $415,618    $419,319     $391,822     $335,154     $275,525     $244,267     $202,200
 $ 21,393    $ 23,506     $ 21,691     $ 17,682     $ 11,319     $ 11,743     $  9,163
 $256,956    $241,074     $211,457     $170,399     $158,169     $130,755     $100,768
 $  12.99    $  12.18     $  10.82     $   8.80     $   7.93     $   6.68     $   5.31
      19%         20%          27%          29%          29%          28%          23%